Exhibit 14.1

LUCID GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

July 23, 2021

Lucid Group, Inc. (together with its subsidiaries, the “Company”) is committed to maintaining the highest standards of business conduct and ethics. This Code of Business Conduct and Ethics (this “Code”) reflects the business practices and principles of behavior that support this commitment. We expect every employee, independent contractor, officer and director of the Company or any majority-owned subsidiary of the Company (collectively, “Personnel”) to not only read and understand the business practices and principles described below, but to also apply good judgment and the highest personal ethical standards in making business decisions. Please remember you should consider not only your own conduct, but also that of your family members, significant others and other people in your household. References in the Code to employees are intended to cover officers and, as applicable, directors.

Do not hesitate to ask questions about whether certain conduct may violate the code, to voice concerns or to clarify gray areas. You should also be alert to possible violations and report them without fear of retaliation. See Section 16 below for instructions on how to ask questions or report violations.

Any employee who violates the standards in this Code may be subject to disciplinary action, that, depending on the nature of the violation and the history of the employee, may range from a warning or reprimand to termination of employment and, in appropriate cases, civil legal action or referral for criminal prosecution.

While this Code covers a wide range of business conduct, it is not the only document that addresses the conduct of our Personnel. For instance, this Code references separate more detailed policies relating to areas such as Anti-Corruption Compliance. Also, the Company’s Employee Handbook includes policies relating to, among other things, harassment and discrimination. If you have any questions about whether your behavior or any behavior you observe is appropriate, it is your responsibility to ask.

You will be asked to execute an electronic certification acknowledging that you have read and will comply with this Policy based on the form in Exhibit A. The acknowledgment must be returned either electronically in a manner provided for by the Company or to the person designated as the Company’s Compliance Officer (as further described in Section 15 below) or such Compliance Officer’s designee within ten (10) business days of your receipt of this Code and on an annual basis as the Company may require.

1.	HONEST AND ETHICAL CONDUCT

It is our policy to promote high standards of integrity by conducting our affairs in an honest and ethical manner. The Company’s integrity and reputation depends on the honesty, fairness and integrity brought to the job by each person associated with us. Unyielding personal integrity and sound judgment is the foundation of corporate integrity. No Personnel shall commit an illegal or unethical act, or instruct others to do so, for any reason.

2.	LEGAL COMPLIANCE

Obeying the law is the foundation of this Code. Our success depends upon all Personnel operating within legal guidelines and cooperating with local, national and international authorities. We expect employees to understand the legal and regulatory requirements applicable to their business units and areas of responsibility. While we do not expect Personnel to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor (in the case of employees) or the person designated as the Company’s Compliance Officer (the “Compliance Officer”).

Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as the Company, to civil and/or criminal penalties.

3.	INSIDER TRADING

Using non-public, Company information to trade in securities, or providing a family member, friend or any other person with a “tip”, is illegal. All non-public, Company information should be considered inside information and should never be used for personal gain. You are required to familiarize yourself and comply with the Company’s Insider Trading Policy, copies of which are distributed to all employees, officers and directors and are available from the Company’s Intranet website and the Legal Department. You should contact the Stock Administration or Legal Department with any questions about your ability to buy or sell securities.

4.	INTERNATIONAL BUSINESS LAWS

Our Personnel are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. Please also refer to the Company’s Anti-Corruption Policy.

5.	ANTITRUST

Antitrust laws are designed to protect the competitive process and impose severe penalties for certain types of violations, including criminal penalties. These laws are based on the premise that the public interest is best served by vigorous competition and will suffer from illegal agreements or collusion among competitors. Antitrust laws generally prohibit:

•	agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;
•	agreements, formal or informal, that establish or fix the price at which a customer may resell a product or other actions (e.g., fixing margins) that restrict the ability of the customer to set its own prices and terms of business. It is generally acceptable to issue recommended resale prices (“RRPs”), but care should be taken to ensure these are not in fact de facto minimum resale prices and customers should be clearly informed that if the Company issues RRPs the customer is free to set the resale price as it sees fit; and
•	the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as our strategies, business plans, budgets, forecasts, financial and operating information, pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be.

6.	ENVIRONMENTAL COMPLIANCE

U.S. Federal and other laws may impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws when conducting the business of the Company.

7.	CONFLICTS OF INTEREST

We expect our Personnel to be free from influences that conflict with the best interests of the Company or might deprive the Company of their undivided loyalty in business dealings. Even just the appearance of a conflict of interest can be damaging and should be avoided. Whether or not a conflict of interest exists can be unclear. The following are some (but not all) situations that may involve problematic conflicts of interests: (a) employment by, consulting for, or service on the board of a competitor, customer or supplier; (b) ownership by Personnel or a family member of a significant financial interest in an entity that does business, seeks to do business or competes with us; (c) solicitation or acceptance of gifts, favors, loans or preferential treatment by an employee or a family member from any person or entity that does business or seeks to do business with us; (d) certain types of “moonlighting”; and (e) loans to, or guarantees of obligations of, Personnel or their family members by the Company. If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director, you should discuss the matter with your supervisor or the Compliance Officer. Supervisors may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the Compliance Officer and providing the Compliance Officer with a written description of the activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Compliance Officer. Officers and directors may seek authorizations and determinations from the Company’s Board of Directors (the “Board”) or a committee of the Board that the Board may expressly designate (as applicable, the “Committee”). Personnel shall not attempt to circumvent these requirements directly or through another person or entity.

In order to avoid conflicts of interests, senior executive officers and directors must disclose to the Compliance Officer any material transaction or relationship that reasonably could be expected to give rise to such a conflict, and the Compliance Officer shall notify the Board or applicable Committee of any such disclosure. Conflicts of interests involving the Compliance Officer and directors shall be disclosed to the Board or applicable Committee.

8.	CORPORATE OPPORTUNITIES

Personnel may not take personal advantage of opportunities for the Company that are presented to the Personnel or discovered by the Personnel as a result of the Personnel’s position with us or through the Personnel’s use of corporate property or information. Even opportunities that are acquired privately by you may be covered if they are related to our existing or proposed lines of business. Significant participation in an investment or outside business opportunity that is directly related to our lines of business must be pre-approved. You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way. Personnel shall not attempt to circumvent these requirements directly or through another person or entity.

9.	FINANCIAL INTEGRITY

The integrity of our records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to customers, suppliers, creditors, employees and others. We also rely upon our accounting and other business and corporate records in preparing publicly filed reports. We have a responsibility to provide full and accurate information in our public disclosures, in all material respects, about the Company’s financial condition and results of operations. Our reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure, and the Company has established a Disclosure Committee consisting of senior management to assist in monitoring such disclosures. Employees who contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is complete, accurate and transparent. Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Compliance Officer, the Audit Committee of the Board, or one of the other compliance resources described in Section 15.

10.	FAIR DEALING

Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Statements regarding the Company’s services must not be untrue, misleading, deceptive or fraudulent. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from employees of other companies is prohibited. If information that may constitute a trade secret or other confidential information of another business is obtained by mistake, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Compliance Officer, as further described in Section 15.

You are expected to deal fairly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job at all times and in accordance with ethical business practices. Personnel involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. No bribes, kickbacks or other similar payments in any form shall be made directly or indirectly to or for anyone for the purpose of obtaining or retaining business or obtaining any other favorable action. The Company and any Personnel involved may be subject to disciplinary action as well as potential civil or criminal liability for violation of this policy. Personnel shall not attempt to circumvent these requirements directly or through another person or entity.

11.	GIFTS AND ENTERTAINMENT

Business gifts and entertainment with counterparts in the private sector are acceptable if (a) intended to create goodwill and sound working relationships, and not to gain improper advantage with customers; and (b) consistent with common and acceptable business practice and not extravagant or inappropriate. Personnel shall not attempt to circumvent these requirements directly or through another person or entity. If you have any concerns about whether any gifts or entertainment offered or received by you are appropriate under this code, you are expected to request permission from your supervisor or the Compliance Officer, as further described in Section 15.

Gifts and entertainment relating to government officials are addressed in the Company’s Anti-Corruption Policy. Practices that are acceptable in a commercial business environment may be against the law or the policies governing federal, state or local government employees. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Compliance Officer. Except in certain limited circumstances, the Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value directly or indirectly to any “foreign official” for the purpose of obtaining or retaining business. When in doubt as to whether a contemplated payment or gift may violate the FCPA, contact the Compliance Officer before taking any action. Refer to the Company’s Anti-Corruption Policy for further information.

12.	COMPANY ASSETS

All Personnel are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted if consistent with Company guidelines. You may not, however, use our corporate name, any brand name or trademark owned or associated with the Company or any letterhead stationery for any personal purpose.

13.	CONFIDENTIALITY

Confidential proprietary information generated and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete, and all proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or required by law. Materials that contain confidential information should be stored securely. Unauthorized posting or discussion of any proprietary information on the Internet is prohibited. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi- public” areas within the Company, such as cafeterias. All Company emails, voicemails and other communications are presumed confidential and should not be forwarded outside of the Company, except where required for legitimate business purposes. Company employees are bound by the terms of the Proprietary Information and Inventions Assignment Agreement or similar terms to which they agree in connection with their employment.

Proprietary information includes all non-public information that might be useful to competitors or that could be harmful to the Company, its customers or its suppliers if disclosed. Intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists and any unpublished financial or pricing information must also be protected.

Unauthorized use or distribution of proprietary information violates Company policy and could be illegal. Such use or distribution could result in negative consequences for both the Company and the individuals involved, including potential legal and disciplinary actions. We respect the property rights of other companies and their proprietary information and require our Personnel to observe such rights.

Your obligation to protect the Company’s proprietary and confidential information continues even after you leave the Company, and you must return all proprietary information in your possession upon leaving the Company.

The provisions of this section are qualified in their entirety by reference to Section 16.

14.	MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning the Company to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. Inquiries or calls from financial analysts should be referred to the Investor Relations department, and inquiries or calls from the press should be referred to our Marketing and Press Relations departments. We have designated our communications department as our official spokespersons for marketing, technical and other related information.

15.	QUESTIONS AND REPORTING POTENTIAL VIOLATIONS

Your most immediate resource for any matter related to this code is your supervisor, who may have the information you need or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. We have designated our General Counsel to the position of Compliance Officer to oversee this program, and we may approve another person to act as Compliance Officer by resolution of the Board. The current Compliance Officer shall be identified on the Company’s Intranet.

All employees, independent contractors, directors and officers are expected to comply with all of the provisions of this Code. The Code will be strictly enforced and violations will be dealt with immediately, including by subjecting persons who violate its provisions to corrective and/or disciplinary action such as dismissal or removal from office. Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Situations which may involve a violation of ethics, laws, rules, regulations or this Code may not always be clear and may require the exercise of judgment or the making of difficult decisions. Personnel should promptly report any concerns about a violation of ethics, laws, rules, regulations or this Code to your supervisor or the Compliance Officer or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee of the Board.

Any concerns about a violation of ethics, laws, rules, regulations or this Code by any senior executive officer or director should be reported promptly to the Compliance Officer, and the Compliance Officer shall notify the Board or one of its Committees of such violations, as the Compliance Officer deems necessary. Any such concerns involving the General Counsel should be reported to the Board. Reporting of such violations may also be done anonymously through the Company’s Speak Up! Integrity Hotline as follows:

•	Call: (800) 461-9300

•	Text in North America: (510) 544-8184

•	Hotline homepage to submit a written report: https://app.convercent.com/en-US/Anonymous/IssueInttake/LandingPage/7f30d8f1-df4e-eb11-a979-000d3ab9f296

An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, the Company will endeavor to protect this confidentiality, subject to applicable law, regulation or legal proceedings, or as otherwise required for internal investigation, review and handling of incidents and situations.

The Company encourages all Personnel to report any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations. The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of this Code. All Personnel are required to cooperate in any internal investigations of misconduct and unethical behavior.

The Company recognizes the need for this Code to be applied equally to everyone it covers. The Compliance Officer of the Company will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board, or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee of the Board, and the Company will devote the necessary resources to enable the Compliance Officer to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with the Code. Questions concerning this Code should be directed to the Legal Department.

The provisions of this section are qualified in their entirety by reference to Section 16.

16.	Reporting Violations to a Governmental Agency

 You understand that you have the right to:

•	Report possible violations of state or federal law or regulation that have occurred, are occurring, or are about to occur to any governmental agency or entity, or self-regulatory organization;

•	Cooperate voluntarily with, or respond to any inquiry from, or provide testimony before any self-regulatory organization or any other federal, state or local regulatory or law enforcement authority;

•	Make reports or disclosures to law enforcement or a regulatory authority without prior notice to, or authorization from, the Company; and

•	Respond truthfully to a valid subpoena.

You have the right to not be retaliated against for reporting, either internally to the company or to any governmental agency or entity or self-regulatory organization, information which you reasonably believe relates to a possible violation of law. It is a violation of federal law to retaliate against anyone who has reported such potential misconduct either internally or to any governmental agency or entity or self-regulatory organization. Retaliatory conduct includes discharge, demotion, suspension, threats, harassment, and any other manner of discrimination in the terms and conditions of employment because of any lawful act you may have performed. It is unlawful for the company to retaliate against you for reporting possible misconduct either internally or to any governmental agency or entity or self-regulatory organization.

Notwithstanding anything contained in this Code or otherwise, you may disclose confidential Company information, including the existence and terms of any confidential agreements between yourself and the Company (including employment or severance agreements), to any governmental agency or entity or self-regulatory organization.

The Company cannot require you to withdraw reports or filings alleging possible violations of federal, state or local law or regulation, and the Company may not offer you any kind of inducement, including payment, to do so.

Your rights and remedies as a whistleblower protected under applicable whistleblower laws, including a monetary award, if any, may not be waived by any agreement, policy form, or condition of employment, including by a predispute arbitration agreement.

Even if you have participated in a possible violation of law, you may be eligible to participate in the confidentiality and retaliation protections afforded under applicable whistleblower laws, and you may also be eligible to receive an award under such laws.

17.	Waivers and Amendments

Any waiver of the provisions in this Code for executive officers or directors may only be granted by the Board and may be disclosed to the Company’s stockholders. Any waiver of this Code for other employees may only be granted by the Legal Department. Amendments to this Code must be approved by the Board and amendments of the provisions in this Code applicable to the CEO and the senior financial officers may be disclosed to the Company’s stockholders.

18.	Political Contributions and Activities

Any political contributions made by or on behalf of the Company, any solicitations for political contributions of any kind, and any lobbying activities by or on behalf of the Company must be lawful and in compliance with Company policies. This policy applies solely to the use of Company assets and is not intended to discourage or prevent individual employees, officers or directors from making political contributions or engaging in political activities on their own behalf. No one may be reimbursed directly or indirectly by the Company for personal political contributions.

19.	WEBSITE DISCLOSURE

This Code, as may be amended from time to time, shall be posted on the Company’s website. The Company shall state in annual proxy statements as required by law that this Code is available on the Company’s website and provide the website address as required by law or regulation.

EXHIBIT A

Lucid Group, INC.

CODE OF BUSINESS CONDUCT AND ETHICS ACKNOWLEDGEMENT

I hereby acknowledge that I have received, read, understand and will comply with Lucid Group, Inc.’s Code of Business Conduct and Ethics (the “Code”).

I will seek guidance from and raise concerns about possible violations of this Code with my supervisor, management and the Compliance Officer.

I understand that my agreement to comply with this Code does not constitute a contract of employment.